UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Period January 28, 2013 (Date of Inception) to December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from           to

Commission file number 1-9753

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

EAGLE US 2 LLC EMPLOYEE SAVINGS PLAN FOR

CERTAIN COLLECTIVE BARGAINING EMPLOYEES

 (referred to herein as the “Plan”)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Axiall Corporation

1000 Abernathy Road, Suite 1200
Atlanta, Georgia 30328
(770) 395-4500

Eagle US 2 LLC Employee Savings Plan for Certain Collective Bargaining Employees

Financial Statements as of December 31, 2013

and for the Period January 28, 2013 (date of inception) to December 31, 2013

Supplemental Schedule as of December 31, 2013, and Report of Independent Registered Public Accounting Firm

EAGLE US 2 LLC

EMPLOYEE SAVINGS PLAN FOR CERTAIN COLLECTIVE BARGAINING EMPLOYEES

NOTE: All other supplemental schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

EXHIBITS:

23—Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants in and Plan Administrator of

EAGLE US 2 LLC EMPLOYEE SAVINGS PLAN FOR CERTAIN COLLECTIVE BARGAINING EMPLOYEES

We have audited the accompanying statement of net assets available for benefits of the Eagle US 2 LLC Employee Savings Plan for Certain Collective Bargaining Employees as of December 31, 2013, and the related statement of changes in net assets available for benefits for the period January 28, 2013 (date of inception) to December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013, and the changes in net assets available for benefits for the period January 28, 2013 (date of inception) to December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at Year End) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Babush, Neiman, Kornman & Johnson, LLP

Atlanta, Georgia

June 24, 2014

EAGLE US 2 LLC
EMPLOYEE SAVINGS PLAN FOR CERTAIN COLLECTIVE BARGAINING EMPLOYEES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2013

2013
ASSETS
Cash	$26
Total investments-at fair value:	31,267,442
Receivables:
Company contributions receivables, net	34,876
Notes receivable from participants	2,189,460
Total receivables	2,224,336
Net assets available for benefits at fair value	33,491,804
Adjustment from fair value to contract value for fully benefit-responsive stable value trust fund (Note 2)	(61,303)
Net assets available for benefits	$33,430,501

See accompanying notes to financial statements.

EAGLE US 2 LLC

EMPLOYEE SAVINGS PLAN FOR CERTAIN COLLECTIVE BARGAINING EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE PERIOD JANUARY 28, 2013 (DATE OF INCEPTION) TO DECEMBER 31, 2013

ADDITIONS TO NET ASSETS:
Interest and dividends	$791,349

Contributions:
Participants	3,625,792
Company	2,226,529
Rollovers	25,133,975
Total contributions	30,986,296

Net appreciation in the fair value of investments	2,934,097
Interest on participant loans	78,346
Total additions	34,790,088

DEDUCTIONS FROM NET ASSETS:
Distributions and withdrawals for participants	(1,188,756)
Transaction fees	(9,782)
Transfers to affiliated plan	(161,049)
Total deductions	(1,359,587)

NET INCREASE IN NET ASSETS	33,430,501

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of period	—
End of period	$33,430,501

See accompanying notes to financial statements.

EAGLE US 2 LLC

EMPLOYEE SAVINGS PLAN FOR CERTAIN COLLECTIVE BARGAINING EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

AND FOR THE PERIOD JANUARY 28, 2013 (DATE OF INCEPTION) TO DECEMBER 31, 2013

1. PLAN DESCRIPTION

The following description of the Eagle US 2 LLC Employee Savings Plan for Certain Collective Bargaining Employees (the “Plan”) provides only general information pertaining to the Plan. Participants should refer to the official Plan document for complete information.

General — On January 28, 2013, Axiall Corporation (the “Company”) acquired substantially all of the assets and liabilities of PPG Industries, Inc.’s. (“PPG”) business relating to the production of chlorine, caustic soda, and related chemicals (the “Merged Business”) through a merger between a subsidiary of PPG and a subsidiary of the Company (the “Merger”).  In conjunction with the completion of the Merger, effective as of January 28, 2013, the Eagle US 2 LLC Employee Savings Plan for Certain Collective Bargaining Employees was created to provide defined contribution benefits to certain union employees of the Merged Business covered by collective bargaining agreements. The Merger did not affect any other aspects of the Plan during the year ended December 31, 2013.

The Plan is a defined contribution plan of which Bank of America, N.A. (the “Trustee”) serves as the trustee. The Plan covers all collective bargaining employees of the Merged Business, excluding casual employees, co-operative education students, contract workers, consultants, and independent contractors. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

There are portions of participant accounts that are invested in the Company’s common stock fund. Those Company stock accounts consist of two portions, one of which is attributable to the profit sharing component of the Plan and the other of which is attributable to the employee stock ownership plan (“ESOP”) component of the Plan. The ESOP component of the Plan was designed to qualify as a stock bonus plan for federal income tax purposes.

Employee Contributions — Participants may elect to contribute in 1 percent increments, on a before-tax basis, an after-tax basis, and on a Roth 401(k) after-tax contribution basis, through periodic payroll contributions, up to 50 percent of their eligible compensation, as defined in the Plan, and subject to Internal Revenue Code (“IRC”) limitations. Participants who were first hired after the effective date of the Plan and who were not employees of PPG on the day preceding the effective date of the Plan, and who do not file an elective deferral or savings election or file an election not to defer or save any amount from their eligible compensation prior to their default election dates, as defined in the Plan, were automatically enrolled in the Plan, per the administrative procedures established by the Plan administrator, and were deemed to have elected to defer 4 percent of their eligible compensation. The default contributions have been invested in the Plan’s default fund. Unless a participant elected otherwise, the before-tax contribution rate was automatically increased on the participant’s anniversary date by 2 percent each year thereafter, up to a maximum of 10 percent of the participant’s eligible compensation. Participants could elect to change their contribution percentage on a monthly basis, as of the first day of any month. Participants who would attain the age of 50 years before the end of the Plan year were eligible to make catch-up contributions in accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001. However, catch-up contributions have not been eligible for the employer matching contribution.

Employer Matching Contributions — The Company contributes monthly matching contributions on behalf of eligible participants. The Company matching contribution is an amount equal to a discretionary percentage, to be determined by the Employer, and applied to each participant’s monthly contribution up to a maximum of 6% of the participant’s eligible compensation. For 2013, the Company matching contribution is an amount equal to 75% of the employee contribution equal to the first 6% of the eligible participant’s compensation contributed. The investment of all contributions are participant-directed. Participants may change their investment elections at any time. Matching contributions are fully vested and nonforfeitable and shall be subject to the withdrawal restrictions.

Other Employer Contributions— Certain eligible employees of the Merged Business who are covered by collective bargaining agreements at the Company’s Natrium and Lake Charles plants and who are not eligible to actively participate in the Eagle US 2 LLC Retirement Pension Plan, and not designated as utility crew, are eligible to participate in the “Defined Contribution Retirement Program” feature of the Plan. The Company contributes 2 percent to 5 percent of the participant’s eligible compensation, as defined in the Plan, depending on the participant’s age and years of service. The Employer’s contributions are limited in accordance with Internal Revenue Service (“IRS”) regulations.

An eligible participant, who separates from service with the Company and its affiliated companies by reason of retirement, death or disability or who completes at least three years of Vesting Service is deemed fully vested in the contribution related to the Defined Contribution Retirement Program. Vesting Service is the sum of the number of years of “Vesting Service” under the PPG Defined Contribution Retirement Plan for Employees Covered by Collective Bargaining Agreements and the PPG Defined Contribution Retirement Plan for Employees Covered by the Collective Bargaining Agreement between PPG and the International Association of Machinists and Aerospace Workers, Local Lodge 470 of District 161, as of the effective date of the Plan plus the period of the participant’s employment with the Company and any affiliated companies after the effective date. If the participant’s employment with the Company and its affiliated companies terminates and the employee is rehired within one year, the Vesting Service that was completed before the participant’s employment terminated will be restored immediately. If the employee is rehired more than one year after employment terminates, the prior Vesting Service will be restored only after the employee has completed at least twelve months of benefit service, as defined in the Plan, following the rehire date.

Investment Funds —Assets held in the Plan as of December 31, 2013 are invested by the Trustee in any of the following investment fund options, offered by the Plan, as directed by participants and/or Plan management:

a.              Vanguard Wellington Fund — Admiral Shares

b.              Harbor Capital Appreciation Fund — Class I

c.               Invesco Stable Value Trust Fund

d.              Dodge & Cox Stock Fund

e.               American Funds Europacific Growth Fund — Class A

f.                Axiall Employer Stock Fund

g.               Vanguard Institutional Fund Index — Institutional Shares

h.              William Blair Small Capital Value Fund — Class I

i.                  Pimco Total Return Fund — Class I

j.                 Conestoga Small Capital Growth Fund

k.              T Rowe Price Retirement Income Fund

l.                  T Rowe Price Retirement 2005, 2010, 2015, 2020, 2025, 2030, 2035, 2040, 2045, 2050, and 2055 Funds — Retail Class

Benefits/Distributions — Upon termination of service due to death, disability, retirement, or separation from service, a participant or designated beneficiary may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. The participant may also elect to roll over his or her account into an Individual Retirement Account (“IRA”) or another company’s retirement plan, or leave it in the Plan as long as the value of the account exceeds $5,000. If the participant’s balance is $5,000 or less, the Company has the authority to distribute the balance to the participant in a single lump-sum payment. A participant may make withdrawals from his or her elective contribution account balance after reaching age 59½ and is required to begin receiving distributions at age 70½ if the participant has terminated employment by that time.

The Plan also allows participants to withdraw funds from the Plan in the event of financial hardship, as defined by IRS regulations.  Such hardships include, purchasing a primary residence, paying post-high-school tuition costs for the participant or dependents, burial or funeral expenses for a participant’s parents, spouse, children or dependents, paying certain medical expenses, preventing eviction from, or foreclosure of the mortgage, on a participant’s primary residence, or paying expenses for the repair of casualty-type damages to the participant’s principal residence.

Participant Loans — Participants may borrow a minimum of $1,000 and up to a maximum amount equal to the lesser of $50,000 (minus the highest outstanding balance of loans from the Plan to the participant during the one-year period ending on the day before the date when the loan was made) or 50 percent of his/her vested account balance. Loans are secured by the participant’s account balance and interest accrues at a fixed rate over the life of the loan. Interest rates are based on the prime interest rate plus 1 percent at the time the loan is approved, and ranged from 4.25 percent to 9.25 percent at December 31, 2013. Repayments of the loans are made in substantially equal amounts amortized over the life of the loan. Participants may have no more than two loans outstanding at any time. The loans are required to be repaid within five years, unless used to purchase a primary residence, in which case the term could be longer.

Participant Accounts — Individual accounts are maintained for each participant. Each participant’s account is credited with the participant’s contributions, allocations of Company contributions, and investment income, and charged with withdrawals and an allocation of investment losses and investment manager expenses. Allocations of investment income (loss) and investment manager expenses are based on participant account balances, as provided in the Plan document. The benefits to which participants are entitled are the benefits that could be provided from the participant’s vested account balance.

Administrative Expenses — Administrative expenses, including Trustee fees, are borne by the Company. Transaction fees for investment trades are borne by the Plan.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants become 100 percent vested in all Company contributions regardless of length of service. In addition, any unallocated plan funds will be allocated to the appropriate accounts of Plan participants and beneficiaries.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and are presented on the accrual basis of accounting.

Use of Estimates and Risks and Uncertainties — The preparation of the financial statements in conformity with GAAP requires the Plan administrator to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates. The Plan utilizes various investment instruments including a stable value fund, common stock, and mutual funds. Investment securities, in general, are exposed to various risks, including credit, interest, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is possible that changes in values of investment securities will occur and that such changes could materially affect the amount reported in the financial statements.

Notes Receivable from Participants— Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013. If a participant ceases to make loan repayments and the participant loan is deemed to be a distribution, under applicable IRS guidelines, a benefit payment is recorded and reported for tax purposes.

Valuation of Investments — Investments in mutual funds and common stock are stated at fair value based on quoted market price. Investments in the stable value fund are stated at fair value as determined by the issuer of the stable value fund based on the fair value of the underlying investments. The stable value fund has underlying investments in investment contracts, which are valued at the fair value of the underlying investments and then adjusted by the issuer to contract value. The Invesco Stable Value Trust Fund is a stable value fund that is a commingled pool of the Institutional Retirement Trust. The fund invests primarily in investment contracts, such as traditional guaranteed investment contracts and synthetic guaranteed investment contracts (also known as wrap contracts). Participants may ordinarily withdraw or transfer all or a portion of their investments at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

The statement of net assets available for benefits as of December 31, 2013 presents The Invesco Stable Value Trust Fund holding these investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions made to the fund plus earnings less participant withdrawals.

Investment Transactions — Purchases and sales of investments are recorded on their trade dates.

Income Recognition — Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Payment of Benefits — Benefits are recorded when paid.

3. INVESTMENTS

The following investments represent 5 percent or more of the Plan’s net assets available for benefits as of December 31, 2013:

	2013
	Shares/Units	Fair Value

Invesco Stable Value Trust Fund	4,931,340	$4,992,643

William Blair Small Capital Value Fund	96,188	1,731,377

Dodge & Cox Stock Fund	18,035	3,045,556

T Rowe Price Retirement Funds:
Retirement 2020	132,250	2,696,581
Retirement 2030	103,659	2,342,698
Retirement 2025	187,123	2,877,950
Retirement 2035	106,374	1,731,766

The following table summarizes the net appreciation in the fair value of investments for the period January 28, 2013 (date of inception) to December 31, 2013:

Axiall Corporation common stock fund and
Axiall employer stock fund	$94,609
Mutual funds	2,839,488
Net appreciation in fair value of investments	$2,934,097

4. FEDERAL INCOME TAX STATUS

The Plan is in the process of applying for, but has not received, a determination letter from the IRS stating that the Plan is qualified under Section 401(a) of the IRC. However, the Plan administrator believes that the Plan has been designed to comply with and is operating in accordance with the applicable requirements of the IRC and therefore believes the Plan is qualified and the related trust is tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2013, the Plan held 20,780 shares of Axiall Corporation common stock in the Company’s Employer Stock Fund. At December 31, 2013, the cost basis of this investment was $896,776.  The Company declared dividends of $0.48 per common share during the year ended December 31, 2013.

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

ASC Topic 820 establishes a fair value hierarchy that prioritizes observable and unobservable inputs to valuation techniques used to measure fair value. These levels, in order of highest to lowest priority are described below:

Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities at the measurement date.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Prices that are unobservable for the asset or liability and are developed based on the best information available in the circumstances, which might include the Company’s own data.

The Plan classifies its investments based on the lowest level of input that is significant to the fair value measurement. The following tables set forth by level within the fair value hierarchy, a summary of the Plan’s investments measured at fair value at December 31, 2013:

	Fair Value Measurements
	at December 31, 2013 Using:
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
Asset Classes	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total

Common Stock	$985,790	$—	$—	$985,790
Stable Value Trust Fund (a)	—	4,992,643	—	4,992,643
Mutual Funds:			—	—
U.S. Securities Funds	6,543,488	—	—	6,543,488
Small Capital Funds	3,016,111	—	—	3,016,111
International Funds	1,531,994	—	—	1,531,994
Index Funds	1,348,030	—	—	1,348,030
Target Retirement Date Funds	12,849,386	—	—	12,849,386
	$26,274,799	$4,992,643	$—	$31,267,442

(a) The Stable Value Trust Fund is a collective trust fund that seeks to preserve principal, maintain a stable interest rate, and provide daily liquidity at contract value for participant withdrawals and transfers. There are no restrictions on participant redemptions.

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2013.

2013
Net assets available for benefits per the financial statements	$33,430,501
Current year adjustment from contract value to fair value for fully benefit-responsive stable value trust fund	61,303
Net assets available for benefits per the Form 5500, inclusive of transfers	$33,491,804

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to total gain per the Form 5500 for the period ended December 31, 2013.

2013
Net increase in net assets available for benefits per the financial statements	$33,430,501
Current year adjustment from contract value to fair value for fully benefit-responsive stable value trust fund	61,303
Net gain per the Form 5500	$33,491,804

8. SUBSEQUENT EVENTS

The Company has evaluated the financial statements for subsequent events through the date of the filing of this Form 11-K, which is the date the financial statements were issued. Effective as of January 1, 2014, the employer contributions to the Defined Contribution Retirement Program will be determined, and made, on a yearly basis. Effective as of February 1, 2014, the following material modifications of the Plan will take effect for the participants at the Company’s Natrium facility: the automatic enrollment feature will be eliminated, after-tax regular or traditional contributions will not be permitted, and the maximum employee contribution will increase from 50 to 100 percent of eligible compensation, and the employer matching contribution will increase to 100% of the employee contribution equal to the first 3% of actual total pay, which includes overtime, 50 percent of the next 2% of actual total pay, and a maximum of up to 4% of actual total pay.

SUPPLEMENTAL SCHEDULE

(See Report of Independent Registered Public Accounting Firm)

AXIALL CORPORATION
EAGLE US 2 LLC EMPLOYEE SAVINGS PLAN FOR CERTAIN COLLECTIVE BARGAINING EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i—

PLAN SPONSOR EIN: 46-1269681, PLAN NUMBER—004

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

(a)	(b)	(c)	(d)		(e)
		Description of Investment, Including
	Identity of Issue, Borrower	Maturity Date, Rate of Interest,			Current
	Lessor or Similar Party	Collateral, Par, or Maturity Value	Cost		Value
		Collective trust:
	Invesco National Trust Company	Collective trust—INVESCO Stable Value Trust Fund, 4,931,340 units		**	$4,992,643
		Mutual funds:
	American Funds	American Funds Europacific Growth Fund, 31,797 shares		**	1,531,994
	Dodge & Cox Fund	Dodge & Cox Stock Fund, 18,035 shares		**	3,045,556
	The Vanguard Group	Vanguard Institutional Fund Index — Institutional Shares, 7,963 shares		**	1,348,030
		Vanguard Wellington Fund — Admiral Shares, 25,135 shares		**	1,647,121
	Harbor Funds	Harbor Capital Appreciation Fund-Institutional Class, 17,997 shares		**	1,020,271
	William Blair Fund	William Blair Small Capital Fund, 96,188 shares		**	1,731,377
	Conestoga Funds	Conestoga Small Capital Growth Fund, 35,054 shares		**	1,284,734
	Pimco Funds	Pimco Total Return Fund, 77,693 shares		**	830,541
	T Rowe Price Retirement Funds	T Rowe Price Retirement Income, 11,758 shares		**	173,789
		T Rowe Price Retirement 2005, 186 shares		**	2,403
		T Rowe Price Retirement 2010, 385 shares		**	6,869
		T Rowe Price Retirement 2015, 14,152 shares		**	202,660
		T Rowe Price Retirement 2020, 132,250 shares		**	2,696,581
		T Rowe Price Retirement 2025, 187,123 shares		**	2,877,950
		T Rowe Price Retirement 2030, 103,659 shares		**	2,342,698
		T Rowe Price Retirement 2035, 106,374 shares		**	1,731,766
		T Rowe Price Retirement 2040, 59,367 shares		**	1,389,776
		T Rowe Price Retirement 2045, 30,603 shares		**	477,710
		T Rowe Price Retirement 2055, 43,560 shares		**	563,236
		T Rowe Price Retirement 2050, 29,399 shares		**	383,949
*	Various Plan Participants	Participant loans (with interest rates ranging from 4.25% to 9.25% and maturities through 12/01/34)	—		2,189,460
*	Axiall Corporation	Common stock:
		Axiall Corporation Employer Stock Fund, 20,780 shares		**	985,790
		Total			$33,456,902

* Represents a party-in-interest.

** Cost information is excluded, as investments are participant-directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EAGLE US 2 LLC EMPLOYEE SAVINGS PLAN FOR CERTAIN COLLECTIVE BARGAINING EMPLOYEES

(Name of Plan)

EMPLOYEE BENEFITS ADMINISTRATIVE COMMITTEE OF AXIALL HOLDCO, INC.

(Plan Administrator)

Date: June 24, 2014	/s/ MICHAEL SMITH
By: Michael Smith, Committee Member

EXHIBIT INDEX

Exhibit identified below, Exhibit 23 is filed herein as an exhibit hereto.

Exhibit Number
23	Consent of Independent Registered Public Accounting Firm